UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes             ☒ No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENT SUBMITTED HEREWITH

99.1	Management Proxy Circular and Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC. (Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: July 16, 2007		Group Vice President, Legal Affairs and Corporate Secretary

3

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Management Proxy Circular and Proxy Card.

4

Exhibit 99.1

1240 Phillips Square

Montreal, Québec

Canada, H3B 3H4

July 16, 2007

To Our Shareholders:

On behalf of the Board of Directors of Birks & Mayors Inc. (the “Company”), I cordially invite you to attend the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held at the Fairmont The Queen Elizabeth Hotel, Hochelaga 2, 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Wednesday, August 8, 2007, at 9:00 a.m. A notice of the Meeting, form of proxy, and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

We urge you to attend the Meeting. It is an excellent opportunity for the Company’s management to discuss the Company’s progress with you in person.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote in person by following the procedures set forth in the management proxy circular.

We look forward to seeing you on August 8th.

Yours truly,

Count Lorenzo Rossi di Montelera Chairman of the Board

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Wednesday, August 8, 2007

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of BIRKS & MAYORS INC. (the “Company”) will be held at the Fairmont The Queen Elizabeth Hotel, Hochelaga 2, 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Wednesday, August 8, 2007, at 9:00 a.m., for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 31, 2007, together with the auditors’ report thereon;

(2)	electing a board of ten directors to serve until the next annual meeting of shareholders;

(3)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

(4)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on July 5, 2007 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

Miranda Melfi Group Vice President, Legal Affairs & Corporate Secretary

Montreal, Québec – July 16, 2007

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

AUGUST 8, 2007

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about July 16, 2007, is furnished in connection with the solicitation by management of Birks & Mayors Inc. (the “Company”), whose principal executive office is located at 1240 Phillips Square, Montreal, Canada, H3B 3H4, of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on August 8, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual Meeting of Shareholders, and the enclosed proxy will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the use of mail, the Company’s employees may solicit proxies personally and by telephone. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Shareholder Communications, Inc. to assist it in soliciting proxies for an anticipated fee of $6,000 plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing. The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Company at nominal cost.

References

Unless the context otherwise requires, the terms “Birks & Mayors” and “the Company” are used in this circular to refer to Birks & Mayors Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc., and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the shareholders of Mayors on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks & Mayors prior to the merger.

Unless otherwise indicated, all monetary references herein are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Within this Circular, the Company’s fiscal years ended March 26, 2005, March 25, 2006 and March 31, 2007 are referred to as fiscal years 2005, 2006 and 2007, respectively. The Company’s fiscal year consists of 52 weeks (reported in four 13-week periods) or 53 weeks (reported in three 13-week periods and one 14-week period), and ends on the last Saturday in March of each year. Fiscal years 2005 and 2006 included 52 weeks and fiscal year 2007 included 53 weeks.

Appointment of Proxyholders and Revocation of Proxies

A shareholder may appoint as proxyholder a person other than the directors of the Company named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, Computershare Investor Services, LLC, 730 Peachtree St., Suite 840, Atlanta, GA 30308, not less than 48 hours prior to the Meeting.

A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for the fiscal year ended March 31, 2007, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of ten directors to serve until the next annual meeting of shareholders;

2.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

3.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted for the election of the nominees for directors set forth in this Circular under the heading “Election of Directors”, and for the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors.”

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

The Company’s financial information is included in its consolidated financial statements for the fiscal year ended March 31, 2007. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Secretary of the Company at its principal executive office (1240 Phillips Square, Montreal, Québec H3B 3H4, fax: (514) 397-2577), or on EDGAR at www.sec.gov.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As at July 5, 2007, the Company had 3,536,143 Class A voting shares outstanding, 7,717,970 Class B multiple voting shares outstanding, and no preferred shares outstanding. As concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name as at the close of business on July 5, 2007, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual Meeting of Shareholders enclosed herewith (the “Record Date”).

The Company shall prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

One (1) person present and holding or representing by proxy at least one (1) issued voting share of the Company is the required quorum for the choice of a chairman of the Meeting and for the adjournment of the Meeting and, for all other purposes, a quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Investor Services, LLC, shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results thereof.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of Directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Code of Ethics

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer and Controller. The current version of such code of ethics can be found at www.birksandmayors.com.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of June 5, 2007, information regarding the beneficial ownership of the voting securities of the Company by each person or entity that beneficially owns an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,532,666 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 5, 2007, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares, as the case maybe, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 5, 2007 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name and Address(1) of Beneficial Owner(2)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
Goldfish Trust(3)	7,717,970	68.6%
Rohan Private Trust Company Limited(4)	7,717,970	68.6%
Thomas A. Andruskevich(5)	873,205	20.0%
Montrovest BV(6)	7,717,970	68.6%
Prime Investments SA(7)	1,536,047	43.5%
Filippo Recami(8)	262,227	6.9%
Lawndale Capital Management, LLC*(9)	387,009	11.1%
Andrew E. Shapiro*(9)	387,009	11.1%
Diamond A. Partners, L.P.*(9)	338,372	9.7%

(1)	Other than those entities indicated with “*”, the address for each “Beneficial Owner” is 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4. The address for those entities indicated by an “*” is: 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(2)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.

(3)	Includes (A) 6,118,384 Class A voting shares to which Montrovest BV (“Montrovest”) would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. These shares were formerly held by Iniziativa S.A. (“Iniziativa”) and effective May 31, 2007 were transferred to its parent company, Montrovest, and (B) 1,599,586 Class A voting shares of which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. These shares were formerly held by Montrolux S.A. (“Montrolux”) and effective June 4, 2007 were transferred to its parent company, Montrovest. The shares of Montrovest are beneficially held by the Goldfish Trust. Dr. Rossi is a director of Rohan Private Trust Company Limited, the trustee of the Goldfish Trust (“Trustee”) and a beneficiary of the Goldfish Trust. He is also the Chairman and a director of Iniziativa and, in certain circumstances, may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Goldfish Trust is the beneficial owner of the shares held by Montrovest.

(4)	Trustee of Goldfish Trust. Includes (A) 6,118,384 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest, and (B) 1,599,586 Class A voting shares of which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares of Montrovest are held by the Goldfish Trust. Dr. Rossi is a director of the Trustee of the Goldfish Trust and a beneficiary of the Goldfish Trust. He is also the Chairman and a director of Iniziativa and, in certain circumstances, may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest.

(5)	Includes (A) options and stock appreciation rights to purchase 701,530 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 260,601 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of June 5, 2007), (B) warrants to purchase 131,209 Class A voting shares, and (C) 40,466 Class A voting shares.

(6)	Comprised. of (A) 6,118,384 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by it (formerly held by Iniziativa), and (B) 1,599,586 Class A voting shares of which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by it (formerly held by Montrolux).

(7)	The Company has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments SA.

(8)	Comprised of options to purchase 131,018 Class A voting shares which are currently exercisable or exercisable within 60 days and warrants to purchase 131, 209 Class A voting shares which are currently exercisable or exercisable within 60 days.

(9)	Lawndale Capital Management, LLC reported in its Schedule 13G/A dated January 25, 2007 that it acts as an investment adviser to various clients with the power to vote and/or dispose of the Company’s Class A voting shares. Andrew E. Shapiro and Diamond A. Partners, L.P. filed jointly with Lawndale Capital Management, LLC.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successors are otherwise elected or appointed. The Company’s Board of Directors currently consists of 11 persons, all of whom, except Mr. Massimo Ferragamo, are being proposed by management as nominees for re-election as directors to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed. Additionally, the Company has identified a candidate to fill the eleventh office and is in the process of evaluating this candidate. If this candidate meets the Company’s standards and criteria and agrees to serve on the Board of Directors, the Board of Directors intends to appoint this candidate as an additional director following the Meeting in accordance with the Company’s articles of incorporation.

Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote “FOR” the election of the 10 nominees whose names are set forth in the following table. While the Company has no reason to believe that any of management’s nominees for re-election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” the management nominees for re-election as directors for the term specified above.

Information Regarding the Directors

The following sets forth information regarding each of the 10 nominees for re-election as directors, as of June 5, 2007:

Name	Age	Position or office with Company	Director Since	As at June 5, 2007 Control or Direction of the Company is Exercised by Means of(1)
				Aggregate of Class A voting shares and Class B multiple voting shares(2)		Options to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Dr. Lorenzo Rossi di Montelera(7)(8)	66	Chairman of the Board and Director	March 1993	—	(9)	9,346	(10)	*
Thomas A. Andruskevich(7)(8)	56	President, Chief Executive Officer and Director	June 1999	40,466		823,739	(11)	20.0%
Alain Benedetti(3)(6)	58	Director	Nov. 2005	—		2,000	(12)	*
Emily Berlin(3)(4)(5)	60	Director	Nov. 2005	43,475		4,346	(13)	1.4%
Shirley A. Dawe(5)(7)	60	Director	Nov. 1999	870		—		*
Elizabeth M. Eveillard(6)	60	Director	Nov. 2005	89,558		1,738	(14)	2.6%
Ann Spector Lieff(3)(4)(5)	55	Director	Nov. 2005	6,955		1,738	(14)	*
Margherita Oberti(8)	62	Director	March 1993	—		5,000	(15)	*
Peter R. O’Brien (7)	61	Director	March 1993	2,529		5,000	(15)	*
Filippo Recami(6)(8)	56	Director	Nov. 1999	—		262,227	(16)	6.9%

*	Less than 1%

(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.

(2)	All shares listed in this column are Class A voting shares.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating Committee.

(5)	Member of the Corporate Governance Committee.

(6)	Member of the Compensation Committee.

(7)	Member of the Executive Committee.

(8)	Member of the Strategy Committee.

(9)	Dr. Rossi is a beneficiary of the Goldfish Trust. The Goldfish Trust beneficially owns or controls (A) 6,118,384 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest (which were formerly held by Iniziativa, a wholly-owned subsidiary of Montrovest) and (B) 1,599,586 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest (which were formerly held by Montrolux, a wholly-owned subsidiary of Montrovest). Dr. Rossi is also a director of Rohan Private Trust Company Limited, the trustee of the Goldfish Trust. Dr. Rossi is the Chairman and a director of Iniziativa and, in certain circumstances, may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi expressly disclaims beneficial ownership over the shares held by Montrovest.

(10)	Comprises options to purchase 9,346 Class A voting shares of the Company exercisable at prices ranging from $3.23 to $8.98. These options are exercisable and expire ten years from the date of grant.

(11)	Comprised of (A) options to purchase 513,139 Class A voting shares of the Company exercisable at prices ranging from Cdn$6.00 to Cdn$7.00 per share and expire either two years after termination of employment or ten years after retirement, (B) an option to purchase 130,425 Class A voting shares of the Company exercisable at a price of $3.23 per share and expires either two years after termination of employment or ten years after retirement, (C) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 and expire on August 20, 2022, and (D) 57,966 SARs that are vested as of June 5, 2007 exercisable at a price of $6.21 per share and expire ten years after the date of grant.

(12)	Comprises an option to purchase 2,000 Class A voting shares of the Company exercisable at a price of $6.21. This option is exercisable and expires ten years from the date of grant.

(13)	Comprises options to purchase 4,346 Class A voting shares of the Company exercisable at prices ranging from $3.23 to $8.98. These options are exercisable and expire ten years from the date of grant.

(14)	Comprises options to purchase 1,738 Class A voting shares of the Company exercisable at prices ranging from $7.14 to $8.98. These options are exercisable and expire ten years from the date of grant.

(15)	Comprises an option to purchase 5,000 Class A voting shares of the Company exercisable at a price of Cdn$7.73. This option is exercisable and expires ten years from the date of grant.

(16)	Comprises (A) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 and expire on August 20, 2022, and (B) options to purchase 131,018 Class A voting shares exercisable at prices ranging from $3.23 to $8.98 per share and expire ten years from the date of grant.

Director Nominees

Dr. Lorenzo Rossi di Montelera, age 66, has served as Chairman of the Company’s Board of Directors since 1993 and, prior to the merger, Dr. Rossi served on the board of directors of Mayors. He is also on the board of directors of Iniziativa, a wholly-owned subsidiary of Montrovest, Bacardi Martini B.V., Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. In addition to being a director of Iniziativa, he is also the Chairman of the Board of Iniziativa, a wholly-owned subsidiary of Montrovest. Dr. Rossi is also a director of Rohan Private Trust Company Limited who is the trustee of the Goldfish Trust which beneficially owns or controls all of the shares of the Company held by Montrovest, which were formerly held by Iniziativa and Montrolux, wholly-owned subsidiaries of Montrovest. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Group Vice President, Strategy and Business Development.

Thomas A. Andruskevich, age 56, has been the Company’s President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Since August 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International & Trade of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc.

Alain Benedetti, age 58, has been a member of the Company’s Board of Directors since November 2005. He is also a Corporate Director and Chairman of the Board of the Canadian Institute of Chartered Accountants. Prior to July 1, 2004, Mr. Benedetti was with Ernst and Young, LLP for 34 years. From 1998 to 2004 he was Vice-Chairman and Canadian Area Managing Partner of Ernst and Young, LLP. He also currently serves on the board of directors of the following publicly-held corporations: Russel Metals Inc. and Dorel Industries Inc., and as Governor of Dynamic Mutual Funds. In addition to his board seat at Russel Metals Inc. and Dorel Industries Inc., he is the Chair of their respective audit committees and he is the Chair of the governance committee of Dynamic Mutual Funds.

Emily Berlin, age 60, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005, and Senior Managing Director of Helm Holdings International since 2001. Based in Miami, Florida, the Helm Group of companies is a diversified privately owned group of companies operating principally in Latin America and the Caribbean. She also serves as a member of the Advisory Board of the Commonwealth Institute (South Florida). From 1974 to 2000, she was a member of the law firm of Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 60, has been a member of the Company’s Board of Directors since 1999. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. She currently serves on the boards of directors of National Bank of Canada and The Bon-Ton Stores, Inc. She is also the Co-President and a director of Retail Without Borders Inc.

Elizabeth M. Eveillard, age 60, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005, and is an independent consultant with over 30 years of experience in the investment banking industry. During 2000-2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. During 1988-2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the boards of the following publicly-held and private companies: Beall’s, Inc., Tween Brands, Inc., and Retail Ventures, Inc. In addition to her board seats at the aforementioned companies, she is also a member of their respective compensation committees and serves on the audit committees of Tween Brands, Inc. and Retail Ventures, Inc.

Ann Spector Lieff, age 55, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005, and is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves as a member of the Executive Advisory Board, University of Denver Daniels College of Business and also serves on the board of directors of Herzfeld Caribbean Basin Fund, and Hastings Entertainment, Inc.

Margherita Oberti, age 62, has been a member of the Company’s Board of Directors since 1993. Ms. Oberti was born near Turin, Italy, and resides in West Vancouver, B.C. Before coming to Canada, she studied at the University of Turin, where she obtained a Doctorate in Philosophy, and at the University of Milan, where she did post-doctoral studies in epistemology. After coming to Canada, she also obtained a doctorate in classical studies from the University of British Columbia. Mrs. Oberti has been active in charity work, as a director of the Vancouver Foundation of Art, Justice and Liberty, in education as a college professor, and in business as a director and officer of several companies, including Eccom Developments Ltd., the development company that built and sold two trend setting residential high rises, Seawalk Place, in West Vancouver, B.C. and Palais Georgia, in Vancouver.

Peter R. O’Brien, age 61, has been a member of the Company’s Board of Directors since 1993. He resides in Montreal, Canada and until December 31, 2005, was a senior partner in the Montreal office of Stikeman Elliott LLP, where he had worked since 1971 and where he had a varied practice in corporate and commercial law, acquisitions and real estate. Mr. O’Brien was also the founding chairman of the Canadian Irish Studies Foundation, is a past chairman of the Montreal General Hospital Foundation, and is a director and Immediate Past Chairman of the board of directors of the McGill University Health Centre Foundation.

Filippo Recami, age 56, has been a member of the Company’s Board of Directors since November 1, 1999 and a Managing Director of Iniziativa S.A. (Luxembourg), a wholly-owned subsidiary of Montrovest, since the beginning of 1999. He has also been the Chief Executive Officer and Managing Director of Regaluxe Investment S.a.r.l since March 1999. After the merger on March 31, 2006 of Iniziativa and Regaluxe, Mr. Recami was appointed Chief Executive Officer of the company resulting from the merger, namely Iniziativa. He was also on Mayors board of directors from October 2002 until November 14, 2005. Between 1978 and 1998, Mr. Recami held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.

Director Independence, Compensation, Meeting Participation and Other Information

Director Independence

The Board of Directors has determined that the following 7 individuals of its eleven members of the Board of Directors are independent as defined by the American Stock Exchange: Alain Benedetti, Emily Berlin, Shirley A. Dawe, Elizabeth Eveillard, Massimo Ferragamo, Ann Spector Lieff, and Peter O’Brien. All of the directors on the Company’s Compensation, Nominating and Audit Committees are independent.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions.”

Director Compensation

During fiscal year 2007, each director who was not an employee of the Company or any of its affiliates received an annual fee of $20,000 for serving on the Company’s Board of Directors. Directors who were not employees of the Company or any of its affiliates were entitled to receive grants of 1,000 stock appreciation rights on April 1 of each year, and the audit committee chairperson received an additional annual fee of $10,000. All directors were reimbursed for travel expenses incurred in connection with the performance of their duties as directors.

As of April 1, 2007, each director who is not an employee of the Company is entitled to receive an annual fee of $25,000 for serving on the Company’s Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee is entitled to receive an additional annual fee of $10,000, $8,000 and $5,000, respectively. In addition, in the event a special independent committee of directors is formed, the chairperson of such committee shall be entitled to receive $10,000 for his or her services and the other members of the committee would each be entitled to receive $5,000 for their service on such committee. All directors are reimbursed for travel expenses incurred in connection with the performance of their duties as directors. Each director who is not an employee of the Company receives a grant of 1,000 stock appreciation rights on or about April 1 of each year.

Meeting Participation and Board Communication

From March 26, 2006 until June 15, 2007, the Company’s Board of Directors held a total of 9 board meetings and 32 committee meetings. During such period, all directors attended 80% or more of the meetings of the Board of Directors. At least 80% of the committee meetings were also attended by all of the respective committee members.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which he/she is a member. If necessary, directors can attend meetings via teleconference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, by an email sent to such person at tandruskevich@birksandmayors.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the six committees of the Board of Directors, as well as the reports of certain of those committees:

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. From March 26, 2006 to June 15, 2007, the audit committee has held six meetings. Alain Benedetti (Chair), Emily Berlin and Ann Spector Lieff, each of whom is financially literate and an independent, non-employee director of the Company, currently constitute the audit committee. The Company has determined that Alain Benedetti qualifies as an “audit committee financial expert” as defined in the rules of the American Stock Exchange. A copy of the Audit Committee charter was included in the Company’s Circular filed with the SEC on July 19, 2006 and is also available on the Company’s website at www.birksandmayors.com.

Audit Committee Report. The audit committee has reviewed and discussed the Company’s audited financial statements for the fiscal year ended March 31, 2007, with management and with the independent auditors, including matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended.

The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for the fiscal year ended March 31, 2007. The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of the Company’s annual financial statements included in its Annual Report on Form 20-F for the fiscal year ended March 31, 2007 was approximately $367,000.

The audit committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees”, as amended, and has discussed with the independent auditors their independence.

Based on its review of the audited financial statements and the various discussions noted above, the audit committee recommended to the board of directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007, filed with the SEC on July 19, 2007.

The foregoing has been furnished by the audit committee, namely:

Alain Benedetti (Chair)

Emily Berlin

Ann Spector Lieff

Compensation Committee. The Company has a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation committee. From March 26, 2006 to June 15, 2007, the compensation committee has held seven meetings. Elizabeth Eveillard (Chair), Alain Benedetti, and Massimo Ferragamo, each of whom is an independent, non-employee director of the Company, currently constitute the compensation committee. A copy of the Compensation Committee charter is available on the Company’s website at www.birksandmayors.com.

During fiscal 2007, Mr. Andruskevich’s annual salary was $1,145,090, and he earned an annual performance bonus of $1,337,000. Mr. Andruskevich’s annual salary is established in his employment agreement and subject to increases as determined by the board of directors based upon his performance. In fiscal 2007, Mr. Andruskevich’s target bonus was $1,085,000 and could have been as high as $1,736,000. The compensation committee determined Mr. Andruskevich’s bonus for fiscal 2007 according to the level of his achievement of certain performance criteria established by the committee at the beginning of the fiscal year, including adjusted net income, sales growth and return on equity and new product development initiatives.

The Compensation Committee reviews whether both the compensation and benefits programs provided for the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding Chief Executive Officer compensation, the committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures that are considered specifically for the Chief Executive Officer are sales, gross profit, earnings before tax, cash flow, return on equity, new product development initiatives and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The committee believes that the cash bonus portion of the executive officers’ compensation, or the at risk component, should vary according to the executive officer’s level of responsibility and individual performance and be based upon the Company’s overall financial performance. The committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. At the present time, the bonus targets for executive officers range from 40% to 100% of their respective base annual salary. For example, most management bonuses are paid out at 75% of target if 100% of the annual planned earnings before taxes is achieved, 100% of target if 125% of the annual planned earnings before taxes is achieved and a maximum 110% of target if 135% of the annual planned earnings before taxes is achieved.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity based incentive awards.

The Compensation Committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting and other advisors. Certain of the Company’s executive officers may play a role in determining or recommending the amount and form of executive and director compensation.

Nominating Committee. The Company has a standing nominating committee in accordance with the SEC rules and American Stock Exchange listing standards on nominating committees. The nominating committee is governed by a written charter. The nominating committee is responsible for nominating potential nominees to the Board of Directors. From March 26, 2006 to June 15, 2007, the nominating committee held one meeting. Emily Berlin (Chair), Ann Spector Lieff, and Massimo Ferragamo, each of whom is an independent non-employee director of the Company, currently constitute the nominating committee. All members of the nominating committee are independent as defined by the American Stock Exchange listing standards. The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the nominating committee.

The Nominating Committee has adopted a policy requiring that a director nominee, whether such candidate was recommended by the Nominating Committee or a shareholder, should possess the following minimum qualifications: independence, integrity, commitment to service on the board. In addition to the foregoing minimum qualifications, the Nominating Committee will consider the following qualities or skills: business judgment, financial literacy, public company experience, and general/broad business, legal and investment banking experience. The Nominating Committee also believes that the board as a whole should possess the following attributes: accounting and finance experience, industry knowledge, diversity and vision and strategy. A detailed discussion of each of these attributes can be found in the Nominating Committee charter, which is available on the Company’s website at www.birksandmayors.com.

The Nominating Committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 1240 Phillips Square, Montreal, Canada, H3B 3H4, not less than 90 calendar days before the date the Company’s proxy statement is released to shareholders in connection with the previous year’s annual meeting.

Corporate Governance Committee. The Company has a standing corporate governance committee. The corporate governance committee is responsible for overseeing all aspects of the Company’s corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions. From March 26, 2006 to June 15, 2007, the corporate governance committee held five meetings. The Company’s corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Shirley A. Dawe (Chair), Ann Spector Lieff, and Emily Berlin, each of whom is an independent, non-employee director of the Company, currently constitute the corporate governance committee.

Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors meetings for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in the Company’s operations, including but not limited to, the supervision of management and the implementation of policies, strategies and programs. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are Thomas A. Andruskevich (Chair), Lorenzo Rossi di Montelera, Filippo Recami, Peter O’Brien and Shirley A. Dawe. From March 26, 2006 to June 15, 2007, the executive committee held six meetings.

Strategy Committee. The Company has a standing strategy committee. The strategy committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The strategy committee is comprised of at least three members of the Board of Directors. The current members of the strategy committee are Filippo Recami (Chair), Thomas A. Andruskevich, Lorenzo Rossi di Montelera and Margherita Oberti. From March 26, 2006 to June 15, 2007, the strategy committee held seven meetings.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 31, 2007, Elizabeth Eveillard (Chair), Alain Benedetti, and Massimo Ferragamo served as members of the Compensation Committee. None of the members of the Compensation Committee served as an officer or employee of the Company during the fiscal year ended March 31, 2007 and there were no material transactions between the Company and any of the members of the Compensation Committee during the fiscal year ended March 31, 2007.

During the fiscal year ended March 31, 2007, none of the Company’s executive officers served as a member of the Board of Directors of any other entity that has one or more of its executive officers serving as a member of the Company’s Compensation Committee. During the fiscal year ended March 31, 2007, none of the Company’s executive officers served as a member of the Compensation Committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

These individuals are entitled to indemnity from the company if the person was substantially successful on the merits of his or her defense of the action or proceeding and fulfilled the conditions set out above. A company may, with the approval of a court, also indemnify that person regarding an action by or on behalf of the company or entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out above.

The Company’s amended by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA does not expressly provide for advance payment of an indemnified person’s expenses. However, such advance payment is permitted provided that the individual must repay the money received if it does not fulfill the conditions set out above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is $15,000,000 on each loss and $15,000,000 during each policy period. An annual premium of $166,970 was paid by the Company in its last completed financial year with respect to the period from November 14, 2006 to November 14, 2007. Claims payable to the Company are subject to a retention of $250,000 per occurrence applicable to indemnifiable loss only.

Executive Officers

In fiscal 2007, the Company had nine executive officers and the aggregate compensation paid by the Company and its subsidiaries (including Mayors) to them in such year was approximately $5,170,913 (annual salary and bonus earned). The Company presently has nine executive officers. Mr. Marc Weinstein, who was the Company’s Senior Vice President and Chief Administrative Officer, resigned effective December 31, 2006. Mr. Albert J. Rahm II joined the Company on April 30, 2007 as Senior Vice President, Retail Store Operations.

Set out below are the biographies of the Company’s nine executive officers:

Thomas A. Andruskevich, age 56, has been the Company’s President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Since August, 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International & Trade of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc.

Joseph A. Keifer, III, age 55, is the Company’s Executive Vice President & Chief Operating Officer having previously held such position at Mayors. Prior to joining Mayors, Mr. Keifer held the position of Vice President, Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.

Daisy Chin-Lor, age 53, is the Company’s Executive Vice President & Chief Marketing Officer, having held a similar position at Mayors since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2005, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products.

Michael Rabinovitch, age 37, became the Company’s Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining the Company, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Aida Alvarez, age 44, is the Company’s Senior Vice President, Merchandising, and held the position of Vice President, Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a group store manager from 1987 to 1989.

Randolph Dirth, age 52, is the Company’s Senior Vice President, Merchandising, and has been with the Company since July 2004, prior to which time he did merchandising consulting for the Company for 7 months. Before joining the Company, Mr. Dirth managed, as the founder, Gourmet Giftmail, a web-based food gift business from 1997 to 2003. From 1999 to 2001, he was CEO of Greater Good. Prior to such position, he held various executive positions in specialty retailing companies including Brookstone, Williams-Sonoma and Macy’s.

John C. Orrico, age 50, is the Company’s Senior Vice President & Supply Chain Officer and has been with the Company since September 2003. In this role, Mr. Orrico is responsible for Product Development, Gemstone Operations, Manufacturing as well as the Central Watch Division. Before joining the Company and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 53, became the Company’s Senior Vice President, Retail Store Operations on April 30, 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retailer in Chicago from March 2006 until April 2007 and prior to that he was Vice President Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Miranda Melfi, age, 43, has been the Company’s Group Vice President, Legal Affairs and Corporate Secretary since April 3, 2006. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with each of its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Thomas A. Andruskevich

Thomas A. Andruskevich is employed by the Company, as well as by its subsidiary Mayors. Accordingly, the Company has two employment agreements with Mr. Andruskevich, one of which is through Birks and one of which is through Mayors.

Pursuant to his employment agreement with Birks, the Company may terminate Mr. Andruskevich’s employment with just and sufficient cause for such termination. If the Company desires not to renew the agreement, the Company must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. In the event that the agreement terminates as a result of death or non-renewal of the agreement, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, and any special net income bonus and performance bonus earned in connection with each year ending prior to the date of such termination, as well as pro-rated bonuses for the number of months in which services were rendered in the year of the termination. Additionally, after the non-renewal of the agreement by the Company, the Company will continue to pay Mr. Andruskevich his base salary for a period of up to 12 months after the end of his employment should Mr. Andruskevich be unable to find another suitable employment position. If the Company terminates Mr. Andruskevich’s employment without just and sufficient cause, Mr. Andruskevich will be entitled to compensation and benefits provided under the remainder of the term of the agreement. The agreement prohibits Mr. Andruskevich from competing with the Company in its business for or on behalf of any entity whose operations are located primarily in Canada for a period of up 12 months following the termination of the agreement by Mr. Andruskevich prior to the expiry of the term or a period terminating on December 31, 2008 following the non-renewal of the agreement by either Mr. Andruskevich or the Company upon expiry of the term.

Pursuant to his employment agreement with Mayors, which was last amended February 1, 2005, in the event Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary and financial planning, health, and dental benefits until March 31, 2008, plus up to an additional 12 months if he is unable to find another suitable employment position. Mr. Andruskevich will also be entitled to a lump sum cash payment equal to the average annual bonus paid to him for any of the 3 fiscal years ending prior to the date of the resignation or termination multiplied by a fraction, the numerator of which is the number of days from the date of resignation or termination until the end of the term, and the denominator of which is 365, plus a lump sum cash payment of $24,000 for disability and life insurance. In the event that Mr. Andruskevich’s employment is terminated for cause, as a result of a disability or due to his resignation without good reason,

Mr. Andruskevich will receive his base salary through the date of resignation or termination, as well as all other unpaid amounts under any compensation plan or program and a pro rata amount of any cash bonus payable to him for the fiscal year in which resignation or termination occurs. In the event Mr. Andruskevich’s employment terminates as a result of his death, Mr. Andruskevich is entitled to get all the payments he is entitled to if his employment is terminated without cause or if he resigns for good reason as described above except the lump sum cash payment of $24,000 for disability and life insurance. The amendment prohibits Mr. Andruskevich from competing with Mayors in certain markets for a period of twelve months after the termination of the agreement. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $24,000 for disability and life insurance.

Joseph A. Keifer, III

Mayors entered into an employment agreement with Joseph A. Keifer, III, effective October 1, 2002. The agreement allows Mayors to terminate Mr. Keifer with or without cause. In the event Mr. Keifer’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary, financial planning, health, and dental benefits, and automobile allowance for six months following the date of his resignation or termination. Mr. Keifer is also entitled to a pro rata amount of any bonus compensation payable to him for that year. The agreement prohibits Mr. Keifer from competing with Mayors for a period of six months after the termination of the agreement.

Daisy Chin-Lor

Mayors entered into an employment agreement with Daisy Chin-Lor, effective April 1, 2005. The agreement allows Mayors to terminate Ms. Chin-Lor with or without cause. In the event Ms. Chin-Lor’s employment is terminated without cause or if she resigns within thirty (30) days of an event constituting good reason, she will be paid her salary through her termination date and all other unpaid amounts to which she is entitled under any compensation plan or program of the Company as well as a pro rata amount of any cash bonus payable to her for that fiscal year. Ms. Chin Lor shall also receive six (6) months of salary continuation, the living allowance, and all health and dental programs (excluding life or disability programs) to which she was entitled to prior to termination. The agreement prohibits Ms. Chin-Lor from competing with Mayors for a period of six (6) months after the termination of the agreement.

Michael Rabinovitch

Mayors entered into an employment agreement with Michael Rabinovitch, effective August 1, 2005. Mayors may terminate the agreement at any time with or without cause. Mr. Rabinovitch may terminate the agreement by giving Mayors at least ninety days written notice. If Mayors exercises its right to terminate Mr. Rabinovitch without cause, he will be paid his salary through his termination date, will receive the pro rata share of the bonus to which he would have been entitled for that fiscal year, and will receive his salary for an additional six months. The agreement prohibits Mr. Rabinovitch from competing with Mayors for a period of six months after the termination of the agreement.

Randolph Dirth

Birks entered into an employment agreement with Randolph Dirth, effective July 1, 2004, which shall continue until June 30, 2006 unless terminated as provided for in the agreement or renewed by mutual agreement between the parties if the completion of the projects assigned to Mr. Dirth so require. This agreement was renewed for an indefinite period. The agreement allows Birks to terminate Mr. Dirth with or without cause. In the event Mr. Dirth’s employment is terminated without cause, he will receive a prior written notice of ninety (90) days or payment in lieu of the whole or part of the ninety (90) day notice. In the event that Mr. Dirth resigns or voluntarily leaves his employment, he shall provide Birks with a prior written notice of ninety (90) days.

Aida Alvarez

Mayors entered into an employment agreement with Aida Alvarez, effective May 10, 2001, and amended as of July 19, 2002. The agreement allows Mayors to terminate Ms. Alvarez with or without cause. In the event Ms. Alvarez’s employment is terminated without cause, if she resigns for good reason, or if Mayors fails to renew her employment agreement, she will receive her annual base salary, health and dental benefits, and automobile allowance for one year following the date of her resignation or termination. Ms. Alvarez is also entitled to reimbursement from Mayors for reasonable expenses incurred while seeking employment with another employer for one year following her termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to her for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Ms. Alvarez from competing with Mayors for a period of one year after the termination of the agreement. If Ms. Alvarez’s employment is terminated within the two year period following a change of control, Ms. Alvarez will receive a severance payment equal to two times her annual base salary, health and dental benefits and automobile allowance for a period of two years. Ms. Alvarez will also be entitled to certain bonus compensation and a lump sum cash payment of $10,000 for disability and life insurance.

John C. Orrico

Mayors entered into an employment agreement with John C. Orrico, effective September 11, 2003. The agreement allows Mayors to terminate Mr. Orrico with or without cause. In the event Mr. Orrico’s employment is terminated without cause, written notice of termination must be provided at least ninety (90) days prior to the date of termination and Mr. Orrico shall receive only such compensation accrued through the date of termination including any benefits for which he is entitled. In the event that Mr. Orrico resigns for any reason and without cause, written notice of resignation must be provided at least ninety (90) days prior to the date of resignation. The agreement prohibits Mr. Orrico from competing with Mayors for a period of six (6) months after the termination of the agreement.

Miranda Melfi

Birks & Mayors entered into an employment agreement with Miranda Melfi, effective April 3, 2006. The agreement allows Birks & Mayors to terminate Ms. Melfi with or without cause. Ms. Melfi may terminate the agreement by giving us at least thirty (30) days written notice. If Birks & Mayors exercises its right to terminate Ms. Melfi without cause, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks & Mayors for a period of time during which her salary is continued but for no more than 6 months from the termination date.

Summary Compensation Table

The following table sets forth all compensation paid by the Company and, where applicable, aggregated with any amounts paid by Mayors to the Company’s Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for its fiscal year 2007.

Name and Principal Position	Annual Compensation		Other Annual Compensation		Securities Underlying Options/SARs/Warrants held at year-end (#)
	Salary	Bonus(1)
Thomas A. Andruskevich President, Chief Executive Officer, and a Director	$1,145,090	$1,337,121	$42,192	(2)(3)	861,793	(4)
Joseph A. Keifer, III Executive Vice President and Chief Operating Officer	$450,000	$130,309	$29,250	(5)	122,776	(6)
Michael Rabinovitch Senior Vice President and Chief Financial Officer	$307,500	$93,403	$27,661	(5)	21,737	(7)
Randolph Dirth Senior Vice President, Merchandising	$287,500	$61,421	$18,300	(8)	10,000	(9)
Daisy Chin-Lor Executive Vice President and Chief Marketing Officer	$275,000	$64,686	$65,276	(10)	4,347	(11)

The Company has a policy in place whereby its directors and executive officers can buy merchandise at below retail price.

(1)	This corresponds to the bonus earned during the fiscal year ended March 31, 2007, but not paid.

(2)	Includes amounts paid for life insurance, financial services and retirement benefit contributions. Mr. Andruskevich also receives non-taxable benefits including reimbursement for club memberships used for business purposes, a contribution for long-term disability benefits, reimbursement for an annual medical checkup and a contribution for medical, dental and life insurance.

(3)	Mr. Andruskevich resides in New Jersey but spends a significant amount of time working in Montreal, Canada and Tamarac, Florida in his capacity as President and Chief Executive Officer of the Company and Mayors, respectively. Instead of reimbursing Mr. Andruskevich for hotel accommodation and car rental service in Montreal and Tamarac, the Company provides Mr. Andruskevich with the non-exclusive use of an apartment and an automobile in each location. The apartments and automobiles are made available to and utilized by other of the Company’s employees, customers and suppliers. The Company does not account for these expenses as compensation and the Company has been advised that they are not taxable as benefits to Mr. Andruskevich. Accordingly, the value of these items is not included in the table above.

(4)	Comprises (A) options to purchase 643,604 Class A voting shares of the Company (including the option which gives him the right to purchase 260,671 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of March 31, 2007), (B) warrants to purchase 131,209 Class A voting shares, and (C) 86,950 SARs.

(5)	Includes amounts paid for a car allowance, miscellaneous retirement benefits and Company’s Contribution to the 401K plan. Mr. Rabinovitch and Mr. Keifer also receive non-taxable benefits including a contribution for medical, dental, life and disability insurance.

(6)	Comprises (A) options to purchase 74,666 Class A voting shares and (B) warrants to purchase 48,110 Class A voting shares.

(7)	Comprises 21,737 SARs.

(8)	Includes amounts paid for car leasing subsequently replaced by a car allowance, and retirement benefits. Mr. Dirth also receives non-taxable benefits including a contribution for medical, dental, life and disability insurance and a living allowance.

(9)	Comprises options to purchase 10,000 Class A voting shares.

(10)	Includes amounts paid for a car allowance, housing allowance, miscellaneous retirement benefits. Ms. Chin-Lor also receives non-taxable benefits including a contribution for medical, dental, life and disability insurance.

(11)	Comprises 4,347 SARs.

Option/SAR Grants and Exercise of Options

There were no options, SARs or warrants granted to the Company’s named executive officers during its fiscal year 2007.

The following table sets forth details regarding the exercise of options by named executive officers during the Company’s fiscal year 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs/Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/SARs/Warrants at FY-End ($) Exercisable/Unexercisable
Thomas A. Andruskevich	—	—	832,809/28,984	2,810,104/57,968
Joseph A. Keifer, III	—	—	122,776/0	501,283/0
Michael Rabinovitch	—	—	7,245/14,492	14,490/28,984
Randolph Dirth	—	—	5,000/5,000	7,526/7,526
Daisy Chin-Lor	—	—	1,449/2,898	2,898/5,796

Incentive Plans

Company’s Long-Term Incentive Plan

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”), and same was approved by the Company’s shareholders on September 8, 2006. Further to the LTIP, the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. This limit shall not restrict however, the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights. As of May 31, 2007, the only awards outstanding under the LTIP were 21,970 cash-based stock appreciation rights granted under the LTIP.

Company’s Employee Stock Purchase Plan

In 2006, the Board of Directors adopted the Company’s Employee Stock Purchase Plan (the “ESPP”), and same was approved by the Company’s shareholders on September 8, 2006. Pursuant to the ESPP, eligible employees, which do not include the Company’s executives, may from time to time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2007, 12,344 Class A voting shares were issued under the ESPP.

Executive Management Long-Term Cash Incentive Plan

In 2007, the Board of Directors approved the Executive Management Long-term Cash Incentive Plan, effective April 1, 2007 (the “LTCIP”). The purpose of the LTCIP is to encourage certain senior executives to reach goals that not only achieve the Company’s short-term performance objectives but also align the Company’s goals with the creation of long-term shareholder value. The plan consists of the following three components: (i) a target incentive compensation percentage; (ii) a payout percentage of the target compensation determined by the achievement of predetermined performance measures in accordance with a matrix; and (iii) a performance evaluation cycle comprised of three-year intervals with the first cycle being the period of three years ending March 28, 2009 and the second cycle being the period of three years ending March 27, 2010. The average sales growth rate and average return on equity of the Company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan. The first two cycles were approved by the Board of Directors. Each subsequent cycle, the goals and the matrix are subject to the approval of the Company’s Board of Directors. To be eligible, an executive officer must be employed through the completion of the cycle and at the date of the payment. Payments under this plan will be made following the approval by the Company’s Board of Directors of the audited financial statements for the last fiscal year of the cycle.

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2007, there were 159,152 Class A voting shares underlying options granted under the Birks ESOP.

Mayors’ Long-Term Incentive Plan

In fiscal 2004, Mayors adopted a LTIP (the “Mayors LTIP”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Mayors’ business. Effective as of November 15, 2005, no further awards will be granted under the Mayors LTIP. However, the Mayors LTIP will remain effective until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2007, there were 113,034 Class A voting shares underlying options granted under the Mayors LTIP.

Mayors’ 1991 Stock Option Plan

Mayors also adopted a stock option plan in 1991, in order to make option awards to key employees and directors. Effective as of November 15, 2005, no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2007, there were 323,483 Class A voting shares underlying options granted under this plan.

Equity Incentive Plans

The following table provides information as of March 31, 2007 about Class A voting shares to be issued upon the exercise of options and rights under Birks’ Employee Stock Option Plan, the Mayors Long-Term Incentive Plan, the Mayors 1991 Stock Option Plan, the Company’s Long Term Incentive Plan and the Company’s Employee Stock Purchase Plan and through other agreements:

	(A)		(B)	(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	611,428		$9.67	1,000,000
Other equity compensation agreements	1,054,241	(1)(2)	$4.74	0
Total	1,665,669		$6.52	1,000,000

(1)	The Company has entered into separate agreements to issue stock options to certain directors and executive officers. The stock options were granted in 1998, 1999 and 2004 exercisable at prices ranging from Cdn$6.00 to Cdn$7.73 per share. These options expire over a period of ten years from the grant date.

(2)	Includes 382,693 warrants to purchase Class A voting shares, which warrants were originally issued by Mayors to Birks in connection with Birks’ acquisition of a controlling interest in Mayors in 2002 and were later granted by Birks to six current or former employees of Birks or its affiliates who were, or later became employees of or provided services to Mayors. Those individuals include Mr. Andruskevich (131,209 warrants), Mr. Keifer (43,737 warrants), and others. The rights to receive these warrants were contingent upon fulfillment of certain time based employment vesting requirements at Birks. Such warrants have an exercise price of $3.34 per share. In connection with the merger, Mayors issued additional warrants to Mr. Keifer in exchange for the elimination of the anti-dilution provisions contained in the warrants.

Related Party Transactions

Diamond Supply Agreements

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments SA and a series of conditional sale agreements with companies affiliated with Prime Investments SA pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2007, Birks purchased approximately $7.8 million of diamonds from Prime Investments SA and related parties. In addition, Birks purchased approximately $0.2 million of finished goods in fiscal 2007. Prime Investments SA beneficially owns 43.5% of the Company’s outstanding shares.

Management Consulting Agreement

On February 10, 2006, the Company’s Board of Directors, approved the Company entering into a Management Consulting Services Agreement with Iniziativa S.A. Under the Agreement, Iniziativa is to provide advisory, management and corporate services to the Company for approximately $235,500 per quarter through the period ending March 31, 2007, plus out of pocket expenses. The initial one-year term of the Agreement began on April 1, 2006. The Agreement may be renewed for additional one year terms by the Company. On December 5, 2006, the Company’s Board of Directors approved the Company entering into an amendment to the Agreement, (the “Amendment”). Under the terms of the Amendment, Iniziativa is to provide to the Company advisory, management and corporate services to the Company under five project categories for approximately US$262,500 per quarter through the period ending March 31, 2008, plus out of pocket expenses. The initial term of the Amendment begins on January 1, 2007 and ends on March 31, 2008. The Agreement is automatically extended for one (1) year periods unless either party gives written notice to the other of its intent not to renew. Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. Mr. Recami is the Chief Executive Officer of Iniziativa and Dr. Rossi is Chairman of the Board of Iniziativa. The Company’s Board of Directors waived the Company’s Code of Conduct relating to related party transactions when the Board of Directors approved the Company’s entering into the Agreement and the Amendment with Iniziativa.

Also, on February 10, 2006, the Company’s Board of Directors approved the Company entering into a consulting arrangement with Mariangela Federighi. Ms. Federighi is to provide a maximum of 500 hours of consulting services, at a rate of Cdn$30 per hour, over a one-year term. The Company will reimburse Ms. Federighi for reasonable expenses incurred in the fulfillment of her consulting services. This consulting arrangement was renewed for another one-year term. Ms. Federighi is the daughter-in-law of Dr. Rossi, who is the Company’s Chairman of the Board of the Company and of Iniziativa, a wholly-owned subsidiary of Montrovest, the Company’s controlling shareholder. The Company’s Board of Directors approved a waiver of the Company’s Code of Conduct in allowing Ms. Federighi to provide the Company her consulting services.

Arrangements with Directors

The Company retains Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural have been involved in almost all renovations and the Company’s new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidias Project Management and Oberti Architectural is the spouse of Margherita Oberti, one of the Company’s directors. For fiscal 2007, Pheidias Project Management and Oberti Architectural & Urban Design as project managers and architects charged the Company approximately $653,000 for services rendered.

Letter of Credit from Iniziativa

On May 19, 2005, Iniziativa issued a $370,279 (Cdn$450,000) letter of credit to Investissement Québec (formerly, la Financière du Québec) on Birks’ behalf. The letter of credit was a required security for the Company’s term loan from Investissement Québec bearing interest at an annual rate of prime plus 1.5%, repayable to June 2010 in 84 equal monthly capital repayments of $44,100 (Cdn$53,600), secured by the Company’s assets (in addition to the letter of credit). As of May 10, 2007, the letter of credit is no longer required by Investissement Québec.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a Code for Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s Audit Committee and Corporate Governance Committee, who will review the transaction or relationship. The Company’s Code of Conduct provides that any employee must disclose conflict of interest situations, including entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance.

PROPOSAL 2:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

The firm of KPMG LLP has served as the Company’s independent auditors since January 25, 2000. KPMG LLP has been recommended for re-appointment as the Company’s auditors by its Audit Committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG LLP will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Independent Auditors. During fiscal 2007 and fiscal 2006, the Company (and prior to the merger, Mayors) retained its independent auditors, KPMG LLP to provide services in the following categories and amounts:

Audit Fees. The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of the Company’s annual financial statements was approximately $367,000 in fiscal 2007 and $373,000 in fiscal 2006.

Audit Related Fees. During fiscal 2007 and fiscal 2006, KPMG provided audit-related services for a total amount of approximately $145,000 and $288,000, respectively

Tax Fees. During fiscal 2007 and fiscal 2006, KPMG provided tax services for approximately $88,000 and $147,000, respectively.

All Other Fees. Other than the fees described above, there were no other fees billed by KPMG to the Company during fiscal years 2007 and 2006.

Pre Approval Policies and Procedures. The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i)(B) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(c).

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

Other Matters

Shareholder Proposals for the 2008 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2008 Circular and presented at the Company’s 2008 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials prior to April 17, 2008. Additionally, the Company must receive notice of any shareholder proposal to be submitted at the Company’s 2008 Annual Meeting of Shareholders (but not required to be included in our proxy statement) by June 1, 2008, or such proposal will be considered untimely and the persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. The Company’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These reports are also available free of charge from the Company’s website at http://www.birksandmayors.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 20 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

Miranda Melfi
Group Vice President, Legal Affairs & Corporate Secretary

Montreal, Québec – July 16, 2007

Birks & Mayors Inc.

MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6

000004

C123456789

000000000.000000 ext 000000000.000000 ext

000000000.000000 ext 000000000.000000 ext

000000000.000000 ext 000000000.000000 ext

Using a black ink pen, mark your votes with an X as shown in X this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors: For Withhold For Withhold For Withhold +

01 - Dr. Lorenzo Rossi di Montelera

02 - Thomas A. Andruskevich

03 - Alain Benedetti

04 - Emily Berlin

05 - Shirley A. Dawe

06 - Elizabeth M. Eveillard

07 - Ann Spector Lieff

08 - Margherita Oberti

09 - Peter R. O’Brien

10 - Filippo Recami

For Against Abstain

2. In respect of the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.

C 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND +

1 U P X 0 1 4 1 4 8 1 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

<STOCK#> 00QYYB

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

+

Proxy — BIRKS & MAYORS INC.

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS & MAYORS INC. (the “Company”) hereby appoints Thomas A. Andruskevich or, failing whom, Mike Rabinovitch, or instead of the foregoing,            , as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on August 8, 2007, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Company.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3) The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted “FOR” the itemized matters.

Please complete and return in the envelope provided. +